UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Venus Concept, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92332W 105

(CUSIP Number)

R. Scott Barry

EW Healthcare Partners, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332W 105	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,320,206 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,322,090 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,322,090(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,176(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 173,715(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,715(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,413,382(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,495,805(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,805(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,413,382(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,495,805(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,805(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,413,382(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,495,805(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,805(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,413,382(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,495,805(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,805(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,413,382(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,495,805(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,805(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,413,382(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,495,805(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,805(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 92332W 105	SCHEDULE 13D	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,413,382(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,495,805(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,805(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

AMENDMENT NO. 7

SCHEDULE 13D/A

Item 1. Security and Issuer. This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D filed on November 18, 2019 and amended most recently by Amendment No. 6 filed on May 24, 2023 (as amended, the “Amended Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 7 have the meanings ascribed to them in the Amended Schedule 13D. This Amendment No. 7 is being filed to reflect the purchase of additional shares of Senior Convertible Preferred Stock, par value $0.0001 (the “Senior Preferred Stock”) of the Issuer that occurred on July 12, 2023 pursuant to that certain Amendment to Stock Purchase Agreement between the Issuer and EW Healthcare Partners, L.P. and EW Healthcare Partners-A, L.P., dated July 6, 2023, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 15, 2023 (the “Amended Stock Purchase Agreement”), which amended that Stock Purchase Agreement entered into between the parties on May 15, 2023 wherein the Issuer issued 280,899 shares of Senior Preferred Stock for $2,000,000 (together, the “2023 Private Placement”):

(a) Name of Issuer: Venus Concept, Inc.

(b) Address of Issuer’s Principal Executive Office:

235 Yorkland Blvd, Suite 900

Toronto, ON M2J 4Y8

(c) Title and Class of Securities: Common Stock

(d) CUSIP Number: 92332W 105

Item 5. Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to Issuer’s Quarterly Report for the Quarter ended March 31, 2023, filed on May 15, 2023, the number of shares of the Company’s Common Stock outstanding on May 9, 2023 was 5,454,742 shares, which total reflects a 1 for 15 reverse stock split in the Company’s Common Stock that was effective May 11, 2023 (hereafter, the “Reverse Split”). In calculating the total outstanding shares and ownership percentages of the Reporting Persons in the Issuer’s securities, additional shares of Common Stock of the Company are included that may be acquired by the Reporting Persons upon conversion of the Junior Voting Convertible Preferred Stock issued in the 2022 Private Placement (defined below) and the Senior Preferred Stock issued in connection with the 2023 Private Placement. Additionally, each of EWHP and EWHP-A owns warrants to acquire shares of Common Stock of the Issuer and additional shares of Common Stock may be acquired by R. Scott Barry, one of the Managers of EWHP and EWHP-A and a director of the Issuer.

EWHP INVESTORS. As of the date of filing of this Amendment No. 7, EWHP and EWHP-A are the beneficial owners of 1,089,190 shares of the Company’s Common Stock as a result of the Reverse Split, of which EWHP owns 1,047,064 shares and EWHP-A owns 42,126 shares. EWHP and EWHP-A are the beneficial owners of shares of Junior Voting Convertible Preferred Stock from the Company’s November 2022 private placement (the “2022 Private Placement”), which are convertible into 961,323 shares of Common Stock and 38,677 shares of Common Stock, respectively. The shares of Common Stock beneficially owned also include (i) 12,373 shares of Common Stock issuable upon the exercise of warrants held by EWHP-A which were exercisable beginning on May 7, 2020, (iv) 307,539 shares of Common Stock issuable upon the exercise of warrants held by EWHP which were exercisable beginning September 16, 2020 and (v) 4,280 stock options issued to R. Scott Barry and held by EWHP that will be exercisable within 60 days of the date of this Amendment No. 7.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 11 for each Reporting Person includes the shares of Common Stock of the Issuer issuable upon the exercise of the warrants held by the Reporting Persons, if any, and shares of Common Stock issuable upon conversion of shares of Junior Voting Convertible Preferred Stock and Senior Preferred Stock held by the Reporting Persons, if any. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Please note that the Senior Preferred Stock issued in the 2023 Private Placement are not voting shares (see Item 6 below). Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 5,454,742 shares of the Issuer’s Common Stock outstanding as of May 9, 2023, plus for each Reporting Person, shares of the Issuer’s Common Stock which are issuable upon conversion of the Senior Preferred Stock and Junior Voting Convertible Preferred Stock held beneficially by such Reporting Person, shares of Common Stock underlying the Issuer’s warrants held beneficially by the Reporting Person, and with respect to each Reporting Person other than EWHP-A, shares of Common Stock issuable upon the Issuer’s options to acquire shares of Common Stock issued to R. Scott Barry as a director, exercisable within sixty (60) days of this Amendment No. 7, each of which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person (and all of which have been adjusted due to the Reverse Split).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Stock Purchase Agreement

On May 15, 2023, EWHP and EWHP-A (the “Investors”) entered into a stock purchase agreement, or the “Stock Purchase Agreement,” with the Issuer, pursuant to which the Investors purchased an aggregate of 280,899 shares of Senior Preferred Stock at for an aggregate of $2,000,000 (the “2023 Private Placement”). Pursuant to the 2023 Private Placement, the Company has authorized the issuance of up to 3,000,000 shares of Senior Preferred Stock to the Investors. The Senior Preferred Stock is convertible into shares of Common Stock on a 1-for-2.6667 basis at the option of (a) the Investors at any time or (b) the Company within 30 days following the date on which the 30-day volume-weighted average price of the Common Stock exceeds the product of (i) the Purchase Price for the shares of Senior Preferred Stock sought to be converted, multiplied by (ii) 2.75. In addition, the Certificate of Designations provides that, while the Senior Preferred Stock is outstanding but not later than December 31, 2025, the holders of Senior Preferred Stock, which includes the Investors and any of their affiliates holding shares of Senior Preferred Stock, have the right to exchange their shares of Senior Preferred Stock under certain conditions if the Company issues or sells other securities that such holders of Senior Preferred Stock reasonably believe contain more favorable terms, taken as a whole.

Each share of Senior Preferred Stock carries a liquidation preference, senior to the Common Stock and the Company’s voting convertible preferred stock, par value $0.0001 per share (“Junior Preferred Stock”), in an amount equal to the product of the Purchase Price for such share, multiplied by 2.50. Each share of Senior Preferred Stock is entitled to participate in dividends and other non-liquidating distributions (if, as and when declared by the Board of Directors of the Company) on an as-converted basis, pari passu with the Common Stock and Junior Preferred Stock.

The Senior Preferred Stock is non-voting; provided, however, that as long as any shares of Senior Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Senior Preferred Stock, (a) increase the authorized number of shares of Senior Preferred Stock; (b) enter any agreement, contract or understanding or otherwise incur any obligation which by its terms would violate or be in conflict in any material respect with, or significantly and adversely affect, the powers, rights or preferences of the Senior Preferred Stock designated hereunder; (c) amend the certificate of incorporation or bylaws of the Company, if such amendment would significantly and adversely alter, change or affect the powers, preferences or rights of the holders; (d) redeem, repurchase or declare or pay any dividend or other distribution on the Company’s capital stock, subject to certain customary exceptions; or (e) amend or waive any provision of the Certificate of Designations applicable to the holders or the Senior Preferred Stock.

Additional closings may be held under the Stock Purchase Agreement upon the mutual agreement of the Company and the Investors prior to December 31, 2025, until the 3,000,000 shares of Senior Preferred Stock authorized by the Certificate of Designations is reached. The purchase price for any additional shares of Senior Preferred Stock to be purchased under the Stock Purchase Agreement shall be equal to the product of (a) the lower of (x) the closing price of the Common Stock (as reflected on Nasdaq.com) on the trading day immediately preceding the applicable closing date or (y) the average closing price of the Common Stock (as reflected on Nasdaq.com) for the five (5) trading days immediately preceding the applicable closing date, multiplied by (b) two (2) (the “Purchase Price”).

On July 6, 2023, the Company and the Investors entered into the Amended Stock Purchase Agreement, which (a) clarified the appropriate date pursuant to which the purchase price for each share of Senior Preferred Stock to be sold in the 2023 Private Placement is determined (such that the purchase price shall be equal to the “Minimum Price” as set forth in Nasdaq Stock Market LLC Rule 5635(d)) and (b) permitted the Company to specify a desired closing date (subject to approval by the Investors) for each sale in the 2023 Private Placement. On July 12, 2023, the Investors purchased 500,000 shares of Senior Preferred Stock for a total of $2,000,000.

Item 7. Material to be filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated July 14, 2023.

Exhibit 2: Amendment to Stock Purchase Agreement dated July 6, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 12, 2023).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2023

EW HEALTHCARE PARTNERS, L.P.		INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P., Its General Partner

By:	Essex Woodlands IX, LLC,	/s/ Martin P. Sutter
	Its General Partner	Name: Martin P. Sutter

By:	/s/ R. Scott Barry	/s/ R. Scott Barry
	Name: R. Scott Barry Title: Manager	Name: R. Scott Barry

EW HEALTHCARE PARTNERS-A, L.P.
/s/ Ronald W. Eastman
Name: Ronald W. Eastman

By:	Essex Woodlands Fund IX-GP, L.P., Its General Partner

By:	Essex Woodlands IX, LLC	/s/ Petri Vainio
	Its General Partner	Name: Petri Vainio

By:	/s/ R. Scott Barry	/s/ Steve Wiggins
	Name: R. Scott Barry Title: Manager	Name: Steve Wiggins

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC, Its General Partner

By:	/s/ R. Scott Barry
Name: R. Scott Barry Title: Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name: R. Scott Barry Title: Manager